UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 7)

Can-Fite BioPharma Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.25 per share
American depositary shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share

(Title of Class of Securities)

13471N201

(CUSIP Number)

Ori Zanco, Adv.
c/o Capital Point, Ltd.
One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-0322

with copies to:

Perry, Wildes, Adv.
Gross, Kleinhendler, Hodak, Halevy,
 Greenberg, Shenhav & Co.
One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-4444

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

October 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No. 13471N201	Page 2 of 4

1	NAME OF REPORTING PERSON. Capital Point Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,509,260
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 5,509,260
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,509,260
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 4.60% (*)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*)
This percentage is based on an aggregate of 119,655,993 Ordinary Shares outstanding on October 16, 2019, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on October 18, 2019 (the “Rule 424(b)(3) Prospectus”).

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The Schedule 13D filed on May 30, 2019 (the “Original Schedule 13D”) by Capital Point Ltd. (“Capital Point”) related to American Depositary Shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share (the “Ordinary Shares”), of Can-Fite BioPharma Ltd. (the “Issuer”), as amended on June 6, 2019, June 14, 2019, July 10, 2019, August 8, 2019, September 11, 2019 and October 17, 2019, is hereby amended as set forth below by this Amendment No. 7.

Item 5          Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated as follows:

The percentages below are based an aggregate of 119,655,993 Ordinary Shares issued and outstanding on October 17, 2019, as provided in the Issuer’s Rule 424(b)(3) Prospectus.

(a), (b) As of the date hereof, Capital Point beneficially owns, and has voting and dispositive power over, 5,509,260Ordinary Shares representing approximately 4.60% of the Ordinary Shares outstanding.  Information provided to Capital Point indicates that the persons named in Annex A to the Original Schedule 13D do not beneficially own any Ordinary Shares.

(c) Other than as described below, neither Capital Point, nor to the best of knowledge of Capital Point, any of the persons named in Annex A to the Original Schedule 13D, have effected any transactions in the Ordinary Shares in the 60 days preceding the date of the event which required filing of this Amendment No. 7.

On October 17, 2019, Capital Point sold 183,369 American Depositary Shares (“ADS”) (representing 7,334,760 Ordinary Shares) at a weighted average price of $3.1496 per ADS.1 All such sales of ADS were sold in ordinary brokerage transactions effected on the open market.

(d)  Not applicable.

(e)  On October 17, 2019, Capital Point ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Item 7          Materials to Be Filed as Exhibits

   Item 7 of Schedule 13D is hereby amended and restated as follows:

Exhibit	Description
24.1	Approval of Signatory Rights of Capital Point, dated September 9, 2018 (incorporated by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed on June 6, 2019).
99.1	Letter to Issuer, dated May 23, 2019 (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).
99.2	Letter to Issuer, dated June 20, 2019 (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.3	Letter to Issuer, dated June 30, 2019 (incorporated by reference to Exhibit 99.3 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.4	Letter to Issuer, dated July 1, 2019 (incorporated by reference to Exhibit 99.4 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.5	Letter to Issuer, dated August 1, 2019 (incorporated by reference to Exhibit 99.5 to Amendment No. 4 to Schedule 13D filed on August 8, 2019).
99.6	Agreement between the Issuer and Capital Point, dated October 7, 2019 (incorporated by reference to Exhibit 99.5 to Amendment No. 6 to Schedule 13D filed on October 17, 2019).

1 Prices for such sales ranged from $2.56 to $4.14 per ADS. Capital Point undertakes to provide, upon the request of the Staff of the SEC, full information regarding the number of shares purchased at each separate price.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2019

CAPITAL POINT LTD.

/s/ Shay Itshak Lior
By: Shay Itshak Lior
Title: co-Chief Executive Officer

/s/ Yossi Tamar
By: Yossi Tamar
Title: co-Chief Executive Officer

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